UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Bona Film Group Limited

 (Name of Issuer)

Ordinary Shares, par value $0.0005 per share

 (Title of Class of Securities)

09777B107**

 (CUSIP Number)

Dong Yu	With a copy to:
18/F, Tower A, U-town Office Building	Fang Xue
#1 San Feng Bei Li	Gibson Dunn & Crutcher LLP
Chaoyang District, Beijing 100020,	Unit 1301, Tower 1, China Central Place
People’s Republic of China	No. 81 Jianguo Road, Chaoyang District
+86 (10) 5631 0700	Beijing, 100025, People’s Republic of China
+86 10 6502 8687

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,048,076.50 ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 13,048,076.50 ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,048,076.50 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 40.3%[1]
14.	Type of Reporting Person (See Instructions) CO

1	Based on 32,402,346 Ordinary Shares outstanding as of December 15, 2015 (as provided by the Issuer).

CUSIP No. 0977B107
1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,075,067.50[2] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 13,075,067.50[2] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,075,067.50[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%[3]
14.	Type of Reporting Person (See Instructions) CO

2	Based on (i) 13,048,076.50 Ordinary Shares held by Skillgreat Limited as record holder, plus (ii) 26,991 Ordinary Shares underlying outstanding options held by Vantage Global Holdings Ltd as of December 15, 2015. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

3	Based on 32,402,346 Ordinary Shares outstanding as of December 15, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,340,149[4] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 14,340,149[4] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,340,149[4] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%[5]
14.	Type of Reporting Person (See Instructions) IN

4	Based on (i) 13,048,076.50 Ordinary Shares held by Skillgreat Limited as record holder, plus (ii) 26,991 Ordinary Shares underlying outstanding options held by Vantage Global Holdings Ltd, plus (iii) 1,265,081.50 Ordinary Shares underlying outstanding options and restricted shares held by Dong Yu exercisable or vesting within 60 days as of December 15, 2015.

5	Based on 32,402,346 Ordinary Shares outstanding as of December 15, 2015 (as provided by the Issuer).

This Amendment No. 6 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013, Amendment No. 2 filed with the SEC on July 25, 2014, Amendment No. 3 filed with the SEC on June 17, 2015, Amendment No. 4 filed with the SEC on October 14, 2015 and Amendment No. 5 filed with the SEC on October 27, 2015, the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“Pursuant to an agreement and plan of merger, dated as of December 15, 2015 (the “Merger Agreement”), by and among the Issuer, Mountain Tiger International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Mountain Tiger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.5, and is incorporated herein by reference in its entirety.

The Reporting Persons, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P. and Uranus (collectively, the “Rollover Shareholders”), Alibaba Pictures Group Limited, Oriental Power Holdings Limited and All Gain Ventures Limited (collectively with the Rollover Shareholders, the “Consortium”) anticipate that approximately US$375 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Company other than the Rollover Shareholders at a purchase price of US$27.4 per Ordinary Share or US$13.7 per ADS, (ii) settle the outstanding options to purchase Ordinary Shares under the 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan of the Company, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through cash contributions contemplated by equity commitment letters, dated as of December 15, 2015 (the “Equity Commitment Letters”), by and between Parent and each of the Founder, Alibaba Pictures Group Limited, Oriental Power Holdings Limited, Uranus Connection Limited (“Uranus”) and a certain individual (collectively, the “Sponsors”). Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$365,976,730.70 to Parent to consummate the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letter by the Founder (the “Founder Equity Commitment Letter”), the Founder will provide equity financing in an aggregate amount of US$125,697,403.80. The information disclosed in this paragraph is qualified in its entirety by reference to the Founder Equity Commitment Letter, a copy of which are filed as Exhibit 99.6, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders (other than Uranus Connection Limited whose signature page will be released automatically upon and only upon the completion of the Uranus Transfer (as defined below) entered into a support agreement dated as of December 15, 2015 (the “Support Agreement”) with Parent providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.7, and which is incorporated herein by reference in its entirety.

On November 25, 2015, the Reporting Persons entered into a loan agreement (the “Loan Agreement”) with Uranus pursuant to which Skillgreat issued to Uranus, and Uranus subscribed from Skillgreat, a loan note (the “Loan Note”) in an aggregate principal amount of US$97,660,641.80. The aggregate proceeds from the issuance of the Loan Note will be used to finance the Founder’s commitment under the applicable Equity Commitment Letter. To secure the Skillgreat’s obligation under the Loan Note, Skillgreat pledged a total of 3,564,257 Ordinary Shares pursuant to a share charged dated as of November 30, 2015 (the “Share Charge”). The information disclosed in this paragraph is qualified in its entirety by reference to the Loan Agreement and the Share Charge, copies of which are filed as Exhibit 99.8 and 99.9, respectively, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in this Item 4

On December 15, 2015, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$27.40 per Share or US$13.70 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by Rollover Shareholders (the “Rollover Shares”), (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company share awards or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs would be delisted from the NASDAQ Select Global Market., the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent, pursuant to which they have agreed with Parent, among other things, that: (a) the Rollover Shareholders will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, SAC Finance Company Limited, Willow Investment Limited and All Gain Ventures Limited entered into an interim investors agreement dated as of December 15, 2015 (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.10, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Founder executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which are filed as Exhibit 99.11, and which is incorporated herein by reference in its entirety.

On December 14, 2015, the Reporting Persons and Uranus entered into a side letter (the “Side Letter”) in connection with the Investment Agreement, pursuant to which the Reporting Persons agreed that Uranus may exercise its right to convert the Exchangeable Note by delivering a notice and the Exchangeable Note to Skillgreat at any time on or after the earlier of (i) the execution of the Interim Investors Agreement; or (ii) the execution of the Merger Agreement, but in each case of (i) and (ii), on or before the tenth business day following the execution thereof. The information disclosed in this paragraph is qualified in its entirety by reference to the Side Letter, a copy of which is filed as Exhibit 99.12, and which is incorporated herein by reference in its entirety. Immediately after the entry into the Side Letter, Uranus notified Skillgreat that it elects to exercise its exchange right over the entire principal amount of the Exchangeable Note to acquire 2,032,689 Ordinary Shares from Skillgreat. The share charge over such Ordinary Shares will be released by Uranus immediately before or upon the completion of the transfer of such Ordinary Shares from Skillgreat to Uranus (the “Uranus Transfer”).

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference. Skillgreat is the record owner of 13,048,076.50 Ordinary Shares. Vantage is the record owner of 26,991 outstanding options that are exercisable for 26,991 Ordinary Shares.”

The Reporting Persons may be deemed to be members of a “group” with the other parties (collectively, the “Other Parties”) to the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into the Support Agreement and the Interim Investors Agreement. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Other Parties. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares uer that are beneficially owned by any of the Other Parties.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Parties.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.”

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.4	Joint Filing Agreement by and among Mr. Dong Yu, Skillgreat Limited and Vantage Global Holdings Ltd dated December 18, 2015.

99.5	Merger Agreement, by and among Bona Film Group Limited, Mountain Tiger International Limited and Mountain Tiger Limited (incorporated by reference to Exhibit 99.2 to Bona Film Group Limited’s Report of Foreign Private Issuer filed on Form 6-K on December 15, 2015).

99.6	Equity Commitment Letter by Mr. Dong Yu in favor of Parent, dated as of December 15, 2015.

99.7	Support Agreement by and among Parent, Dong Yu, Skillgreat, Vantage, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P. and Uranus, dated as of December 15, 2015.

99.8	Loan Agreement by and among Dong Yu, Skillgreat, Vantage and Uranus dated as of November 25, 2015.

99.9	Share Charge by and between Skillgreat and Uranus, dated as of November 30, 2015.

99.10	Interim Investors Agreement by and among Parent, Dong Yu, Skillgreat, Vantage, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P. and Uranus, SAC Finance Company Limited, Willow Investment Limited and All Gain Ventures Limited , dated December 15, 2015.

99.11	Limited Guarantee, by Mr. Dong Yu in favor of the Issuer, dated as of December 15, 2015.

99.12	Side Letter by and between Skillgreat and Uranus, dated as of December 14, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2015

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name:	Dong YU

VANTAGE GLOBAL HOLDINGS LTD

By:	/s/ Dong Yu
Name:	Dong YU
Title:	Authorized Signatory

Dong Yu

By:	/s/ Dong Yu
Name:	Dong YU